UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2267 West 10th Avenue,

Vancouver, British Columbia, Canada V6K 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

CLEARLY CANADIAN APPOINTS NEW DIRECTOR OF SALES

VANCOUVER, B.C., May 2, 2006 — CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) Vancouver, British Columbia – May 2, 2006 – Clearly Canadian Beverage Corporation (OTCBB: CCBEF – News) announced today that Leo J. Novosel, a former Snapple Zone Vice President, has been contracted as the Director of Sales of Clearly Canadian Beverage Corporation.

Mr. Novosel, who currently has his own beverage consulting company, has a long history of superior results in the beverage industry, starting with A & W Brands in 1983 and recently working with the Snapple Beverage Group, where he grew revenues in his “Zone” to over $100 million. Stated Mr. Novosel, “I am privileged to be joining the new Clearly Canadian team, and look forward to working with a name like Clearly Canadian that, over the years, has built such a high level of consumer loyalty and brand awareness. I am greatly encouraged by the corporate turnaround that is already underway, and am very optimistic about the new product lines being developed.”

Brent Lokash, President of Clearly Canadian stated, “Leo Novosel brings a vast amount of knowledge in regards to the strategies and structures of selling consumer beverages through top tier distribution networks into which we currently sell. He is the right person to head up our sales efforts and represents the level of professional we are seeking as we continue to strengthen our position in the New Age beverage category. “

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

___________________________________

Brent Lokash, President

Forward Looking Statements

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s belief that its new Director of Sales will be an asset to Clearly Canadian as the company moves forward on its stated strategic initiatives, including the re-launch of its core brand and the launching of new products. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

For further information please contact:

Shareholder Relations (e-mail: investor@clearly.ca)

1 (800) 983-0993

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearly Canadian Beverage Corporation

/s/ Brent Lokash

Brent Lokash

President and Chief Financial Officer

Date: May 2, 2006